FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of:	March, 2006
Commission File Number :	001-15218

LAFARGE

(Translation of registrant’s name into English)

61, rue des Belles Feuilles

75116 Paris

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ....X....            Form 40-F  ..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  .........            No  ....X....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Press Release, dated March 6, 2006, relating to: Lafarge extends cash tender offer for outstanding minority shares of Lafarge North America

Page 1 of 4 Total Pages

PRESS RELEASE

Euronext: LG, NYSE: LR	Paris, March 6, 2006

LAFARGE EXTENDS CASH TENDER OFFER

FOR OUTSTANDING MINORITY SHARES OF LAFARGE NORTH AMERICA

Lafarge S.A., the world leader in building materials, and owner of a 53.2% majority stake in Lafarge North America Inc. (NYSE & TSX: LAF), today announced that it has extended the expiry date of its cash tender offer (the “Offer”) of US$75.00 per share for the 46.8% of Lafarge North America shares it does not own until midnight, New York City time, on Monday, April 3, 2006.

The extension of the Offer was made at the request of the special committee of the board of directors of Lafarge North America. The special committee today notified the shareholders of Lafarge North America that it has determined that it is unable at the current time to take a position with respect to the Offer. The extension will thus provide the special committee with additional time to develop its position or recommendation, if any, with respect to the Offer.

The Offer was previously scheduled to expire at midnight on Monday, New York City time, March 20, 2006. Having been extended by 10 business days, the Offer now will expire at midnight on Monday, New York City time, April 3, 2006, unless further extended. The Offer is at a price of US$75.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated February 21, 2006.

Concurrently with the extension of the expiry date of the Offer, Lafarge also announced that it has extended the term of its cash offer of US$75.00 per share for all outstanding exchangeable preference shares of Lafarge Canada Inc. (TSX: LCI.PR.E), a subsidiary of Lafarge North America Inc., to midnight, New York City time, on Monday, April 3, 2006.

Lafarge North America shareholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (the “SEC”) because they contain important information. Lafarge North America shareholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting Innisfree M&A Incorporated, the Information Agent for the transaction, at (877) 825-8730 for English speakers, (877) 825-8777 for French speakers or (212) 750-5833 for banks and brokers calling collect.

Notes to Editors:

Lafarge, the world leader in building materials, holds top-ranking positions in all four of its divisions: Cement, Aggregates & Concrete, Roofing and Gypsum. Lafarge employs approximately 80,000 people in 75 countries and posted sales of €16 billion in 2005. Additional information is available on the web site at www.lafarge.com.

Lafarge North America is one of the largest publicly traded construction materials providers in North America. Lafarge North America today is a 53.2%-owned subsidiary of Lafarge.

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COMMUNICATIONS		INVESTOR RELATIONS

Stéphanie Tessier:	33-1 44-34-92-32	Yvon Brind’Amour:	33-1 44-34-11-26
stephanie.tessier@lafarge.com		yvon.brindamour@lafarge.com

Louisa Pearce-Smith:	33-1 44-34-18-18	Danièle Daouphars:	33-1 44-34-11-51
louisa.pearce-smith@lafarge.com		daniele.daouphars@lafarge.com

Lucy Wadge :	33-1 44-34-19-47
lucy.wadge@lafarge.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 7, 2006	Lafarge (Registrant)

	By:	/s/ Jean-Pierre Cloiseau
	Name:	Jean-Pierre Cloiseau
	Title:	Senior Vice President, Finance

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